Pursuant to 253(g)(2)

File No. 024-12331

Robert Ventures Holdings LLC

2810 N. Church St., #28283

Wilmington, Delaware 19802

(302) 404-6341

Supplement No. 2

To the Offering Circular dated October 1, 2024

Date of Supplement December 9, 2024

This document supplements, and should be read in conjunction with, the offering circular of Robert Ventures Holdings LLC (“we”, “our”, “us” or the “Company”), as filed by us with the Securities and Exchange Commission (the “Offering Circular”) and should be read in conjuncture therewith along with any previous supplements as one document. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement is to incorporate the Company’s unaudited interim financial statements filed in the Company’s special financial report through form 1-SA on December 9, 2024, which is incorporated herein by reference.